Exhibit 99.1

Canopy Growth to temporarily close corporate owned retail amid response to COVID-19

SMITH FALLS, ON, March 17, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) has been monitoring the COVID-19 outbreak and paying close attention to the guidance given by public health bodies around the globe. Canopy Growth's leadership team has made the decision to temporarily close all corporate-owned Tokyo Smoke and Tweed retail locations across Canada, effective at 5:00 p.m. local time today, March 17.

"We have a responsibility to our employees, their families, and our communities to do our part to "flatten the curve" by limiting social interactions. For us, that means shifting our focus from retail to e-commerce," said David Klein, CEO, Canopy Growth. "This is a big decision but it was also an easy one to make – our retail teams are public-facing and have been serving an above-average volume of transactions in recent days. Given the current situation, it is in the best interest of our teams and our communities to close these busy hubs until we are confident we can operate our stores in the best interest of public health."

Canopy Growth also has a responsibility to its customers and medical patients to continue providing access to their desired cannabis products and prescribed medication. The Company has established, fully supported e-commerce platforms available to our recreational and medical customers across the country to provide business continuity for people seeking our products.

The decision affects the 23 corporately-owned stores in Newfoundland, Saskatchewan, and Manitoba as well as the Tweed Visitor Centre in Smiths Falls, ON.

Patients will be able to continue purchasing medical cannabis through Spectrum Therapeutics. Adult consumers within Manitoba and Saskatchewan are able to purchase Canopy Growth products through Tweed and Tokyo Smoke e-commerce platforms, all other provinces and territories will be supported through government-run online retail.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 7.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future retail operations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Laura Nadeau, Media Relations, media@canopygrowth.com, 613-485-0386; Judy Hong, Vice President, Investor Relations (USA), Judy.hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:18e 17-MAR-20